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Exhibit 99.1



     On July 29, 2002, VSNL reported unaudited results for the fiscal quarter ended June 30, 2002, which reflected a Profit before Tax of Rs.3,961 million (US$80.84 million) and Net Profit of Rs.2,612 million (US$53.31 million). VSNL stated that it was "in the process of negotiating arrangements with major domestic telecom operators for revenue sharing. Pending final agreements income from operations as well as transmission costs included under "Network Costs" have been accounted based on the same ratio of revenue sharing as at the end of financial year 2001-02. On the conclusion of the negotiations, the figures would be adjusted accordingly and may have significant adverse impact on the results."

     At a conference to discuss its results, VSNL estimated that in a "worst case scenario" resulting from the negotiations, the Net Profit for the quarter ended June 2002, might be reduced to around Rs.900 million (US$18.37 million).

     The negotiations concerning the revenue sharing arrangements continue, and no agreement has been reached.